Filed Pursuant to Rule 433

Dated September 10, 2020

Registration Statement No. 333-239002

Fidelity National Financial, Inc.

$600,000,000

2.450% SENIOR NOTES DUE 2031

Issuer:	Fidelity National Financial, Inc.
Securities:	2.450% Senior Notes due 2031
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings*:	Moody’s: Baa2 / S&P: BBB
Minimum Denominations:	$2,000 x $1,000
Trade Date:	September 10, 2020
Settlement Date (T+3**):	September 15, 2020
Maturity Date:	March 15, 2031
Fees:	0.650%
Principal Amount:	$600,000,000
Price to Public:	99.642% of principal amount, plus accrued and unpaid interest, if any, from September 15, 2020
Spread to Treasury Benchmark:	+180 basis points
Treasury Benchmark:	0.625% UST due August 15, 2030
Treasury Benchmark Yield:	0.689%
Coupon:	2.450%
Yield to Maturity:	2.489%
Net Proceeds:	$593,952,000
Interest Payment Dates:	Semi-annually on the 15th of each March and September, commencing on March 15, 2021
Optional Redemption:

At any time prior to December 15, 2030, make-whole call as set forth in the preliminary prospectus supplement (T+30 bps).

At any time on or after December 15, 2030, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.

CUSIP; ISIN:	31620R AK1 / US31620RAK14

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC Regions Securities LLC Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

** Note: It is expected that delivery of the notes will be made against payment therefor on or about September 15, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering should consult their own advisors.

The issuer has an effective registration statement (including a prospectus) (File No. 333-239002) with the Securities and Exchange Commission with respect to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement for this offering and the other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by contacting: BofA Securities, Inc. toll free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com or J.P. Morgan Securities LLC collect at (212) 834-4533.